ANNOUNCEMENT FILED IN LES ECHOS ON JANUARY 17, 2008
BUSINESS OBJECTS
French limited liability company with a share capital of 9,756,864.50 €
Registered Office: 157-159, rue Anatole France, 92300 Levallois-Perret, France
379 821 994 R.C.S. Nanterre
As a result of the SAP France’s all-cash tender offers for Business Objects S.A. (“Business Objects”) securities in France and the United States (“the Offer”), SAP France will hold on the settlement-delivery date, on January 21, 2008, based on the information at the closing of the Offer on January 15, 2008, 87.18% of the share capital and total voting rights of Business Objects, pursuant to the last paragraph of article 223-11 of the general regulation of the Autorité des marchés financiers (“AMF”), or 82.08% on a fully diluted basis taking into account all shares that may be issued as a result of the conversion and exercise of all outstanding ORNANE (as defined below), warrants and stock options. This result satisfies the Offer’s minimum tender condition of 50.01% of the total voting rights of Business Objects on a fully diluted basis.
In a notice issued on January 15, 2008 (No 208C0093), the AMF indicated that the securities tendered in the Offer consist of:
•	87,640,403 Business Objects shares (including shares represented by American Depositary Shares), representing 87.18% of the 100,529,222 shares outstanding;
•	10,650,146 Business Objects bonds convertible or exchangeable into new or existing ordinary shares (“ORNANE”), representing 99.76% of the 10,676,156 ORNANE outstanding;
•	585,000 Business Objects warrants, representing 100% of the warrants outstanding.
The Offer will be reopened for a subsequent offering period, from January 16, 2008, until January 29, 2008, as announced by the AMF in the avis published under No 208C0094 on January 15, 2008.
The terms and conditions of the Offer and its reopening are described in the prospectus (Note d’information) approved by the AMF under No 07-425 on November 27, 2007, copies of which may be obtained, free of charge, from the websites of the AMF (www.amf-france.org) and from the SAP’s headquarters and the website of SAP.
All securities tendered during the subsequent offering period will be paid at:
•	€42.00 net per ordinary share; and
•	€50.65 net per ORNANE.
The terms employed in this notice have the meaning attributed to them in the note d’opération relating to the ORNANE issued by Business Objects which received visa n°07-140 from the AMF on May 3, 2007.
Each Bondholder may, at its option, require the Company to redeem in cash any or all of the ORNANE held by such Bondholder at par plus interest accrued from the last Interest Payment Date preceding the early redemption date until the effective date of redemption, by delivering a Put Notice to the specified office of the Paying Agent not more than 30 calendar days after the giving of the notice of the occurrence of the Change of Control by the Company.
It is noted that Bondholders shall have the right to exercise the option to have their ORNANE redeemed for cash and new and existing shares (the “Conversion Right”) from May 11, 2009 or, if applicable, before that date, during the period during which a Registration Statement becomes or is declared effective by the United States Securities and Exchange Commission pursuant to the conditions set in paragraph 4.23.6 of the note d’opération relating to the ORNANE.
The Conversion Ratio as adjusted consequently to the Offer will be maintained during the 30-day period starting from the date as of which the Conversion Right is exercisable.
Additional Information
The tender offer for the outstanding ordinary shares, the convertible bonds and the warrants of Business Objects has commenced. This notice is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any Business Objects securities. The solicitation and the offer to buy ordinary shares of Business Objects, the convertible bonds and the warrants is being made pursuant to an offer to purchase and related materials that SAP and its subsidiary filed with the SEC on Schedule TO on December 4, 2007, as amended. Business Objects also filed a solicitation/recommendation statement on Schedule 14D-9 on December 4, 2007, as amended, with respect to the tender offer.
Business Objects stockholders and other investors should read the final Note d’Information and the final Note en Réponse filed by SAP and by Business Objects, respectively, for which visas were received from the AMF on November 27, 2007, and any updates thereto carefully because these documents contain important information, including the terms and conditions of the tender offer. In addition, Business Objects stockholders and other investors should read the Tender Offer Statement on Schedule TO and the Schedule 14D-9 filed by SAP and Business Objects on December 4, 2007, respectively, carefully because these documents will contain important information, including the terms and conditions of the tender offer. Business Objects stockholders and other investors are able to obtain copies of the final Note d’Information and the final Note en Réponse and any other documents filed with the AMF from the AMF’s website (amf-france.org), and any other tender offer documents subsequently filed with the AMF or the SEC from their respective websites (SEC website at www.sec.gov), in both cases without charge. Materials filed by SAP may be obtained for free at SAP’s web site, www.sap.com. Materials filed by Business Objects may be obtained for free at Business Objects’ web site, www.businessobjects.com. Stockholders and other investors are urged to read carefully all tender offer materials prior to making any decisions with respect to the tender offer.